Exhibit 99.1

Itaú

Special Invitation

Follow our conference call
2016 - 2nd Quarter Result

August 3, 2016
Access code: Itaú Unibanco

Itaú Unibanco Holding S.A. (BM&FBovespa: ITUB4 and ITUB3; NYSE: ITUB and BCBA: ITUB4) is pleased to invite you to participate in our conference calls about the 2016 - 2nd quarter result.

The live webcast will be available at **www.itau.com.br/investor-relations**

Time

Portuguese:

08:30 AM (EDT)
09:30 AM (Brasília time)

(55-11) 2820-4001
(55-11) 3193-1001

English:

10:00 AM (EDT)
11:00 AM (Brasília time)

(1-866) 262-4553 (toll free from USA)
(55-11) 2820-4001 or (55-11) 3193-1001 (in Brazil)
(1-412) 317-6029 (other countries)

Presentation

Eduardo Mazzilli de Vassimon
Executive Vice President, CFO (Chief Financial Officer) and CRO (Chief Risk Officer)

Marcelo Kopel
Investor Relations Officer

The conference calls will also be archived in audio format on the same website. To access an audio replay of the conference calls, which will be available until August, 9, 2016, dial (55 11) 3193-1012 or (55 11) 2820-4012. Access codes: 1974406# (call in Portuguese) and 3452156# (call in English). On the morning of the conference call, the slide presentation will be available for viewing and downloading. If you have any questions, please contact Mrs. Doris Pompeu at GlobalRI, at **(55 11) 5042-6700** or **doris.pompeu@globalri.com.br**.

www.itau.com.br/investor-relations   facebook.com/itauunibancori   @itauunibanco_ri